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                                  Exhibit 28.1


  THE ARNOLD PALMER GOLF COMPANY ANNOUNCES RECEIPT OF FAIRNESS OPINION REGARDING PROPOSAL FOR MANAGEMENT-LED BUY-OUT

OOLTEWAH, TENNESSEE, MAY 27, 1999 - The Arnold Palmer Golf Company (OTC Bulletin
Board: APGC) announced today that the Board of Directors has received the opinion of Scott & Stringfellow, Inc. that, subject to the qualifications described in their report, the consideration of $1.20 per share offered by APGC Holdings Company, LLC, pursuant to a proposed cash-out merger of the public shareholders is fair to the shareholders of the Company from a financial point of view.

          APGC Holdings Company, LLC, is a closely held company formed by Cindy
L. Davis, President and Chief Executive Officer of The Arnold Palmer Golf Company, and John T. Lupton and Arnold D. Palmer and certain of their affiliates.

          The Board of Directors has authorized a special independent committee to negotiate the terms and conditions of the proposed transaction. The transaction remains subject to the negotiation and execution of the definitive merger agreement, approval of the Company's shareholders and certain other conditions. There can be no assurances that the negotiations will lead to a definitive agreement or that the transaction will be successfully completed.

          The Arnold Palmer Golf Company manufactures, markets and distributes golf equipment under the brand names of its three franchise divisions: PALMER; HOTZ golf bags; and the recently-introduced NancyLopezGolf equipment and products.

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For further information, please contact:

           Mike Alday, Beth McCombs
           Alday Communications, Inc.
           (615) 791-1535




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